 SAFARI ASSOCIATES, INC.

September 6, 2006
Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 3561,
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Michael Moran, Branch Chief

Dear Sirs:

Re: Safari Associates, Inc.
Form 10KSB/A for the calendar year ended December 31, 2005, filed on April 24, 2006
Form 10QSB for the quarter ended March 31, 2006, filed on May 22, 2006
Form 10QSB for the quarter ended June 30, 2006, filed on August 22, 2006
File Number 000-30215

We have reviewed your comment letter dated August 23, 2006, have made revisions to the filing and have the following comments and responses. Along with this letter we have provided by separate mailing a hard copy and a highlighted copy of the amended filing for your perusal. In addition, our letter provides either an explanation of our response or quotes the amended wording, as applicable.

Form 10-KSB/A December 31, 2005

Item 5 Market for Common Equity and Related Stockholder Matters
(d) Recent Sales of Unregistered Securities

1.	We have deleted the duplicate information and the paragraph reads as follows:

The common stock of this Issuer is now quoted Over the Counter on the Bulletin Board ("OTCBB")(Symbol SFAR). We have one class of securities, Common Voting Equity Shares ("Common Stock"). The Company's Securities may be quoted in the over-the-counter market, but there is presently, and historically, no substantial market for our common stock. Even so, quotations for, and transactions in, the Securities are capable of rapid fluctuations, resulting from the influence of supply and demand on relatively thin volume. There may be buyers at a time when there are no sellers, and sellers when there are no buyers, resulting in significant variations of bid and ask quotations by market-making dealers, attempting to adjust changes in demand and supply. A young market is also particularly vulnerable to short selling, sell orders by persons owning no shares of stock, but intending to drive down the market price so as to purchase the shares to be delivered at a price below the price at which the shares were sold short.

Corresp - 1

Exhibit 31.1

2. We have revised the certifications to include both titles of Mr. Engelbrecht as Chief Executive Officer and Chief Financial Officer.

3. The inclusion of the title in the first line of the certification was not intended to limit the capacity in which the individual provided the certification for the 10-KSBA and both 10QSB for the periods ending March 31, 2006 and June 30, 2006.

4. We have revised the consolidated statement of operation to extend the cumulative column of our income statement to net loss by including the discontinued operations, as follows:

	Cumulative
	Loss during
	Development
	Stage	2005	2004

Operating Expenses:
General and Administrative Expenses	$344,131	$84,299	$104,088
Research and Development Costs	139,964	86,800	36,150
Total Operating Expenses	484,095	171,099	140,238

Net (Loss) from Operations	(484,095)	(171,099)	(140,238)
Interest Expense	130,390	41,740	41,720

Loss from continuing operations	$(614,485)	(212,839)	(181,958)
Discontinued operations
Loss from discontinued operations	(29,633)	-	(14,337)
Net (Loss)	$(644,118)	$(212,839)	$(196,295)

Earnings per share
From continuing operations		$(.14)	$(.12)
Loss from discontinued operations		(.00)	(.01)

Net (Loss) Per Common Share		$(.14)	$(.13)

Weighted Average Shares Outstanding		1,505,034	1,493,784

Form 10-QSB March 31, 2006

5. We have revised the consolidated statement of operation to extend the cumulative column of our income statement to net loss by including the discontinued operations, as follows:

	CUMULATIVE
	LOSS DURING
	DEVELOPMENT
	STAGE	2006	2005
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)

OPERATING EXPENSES:
General and Administrative Expenses	$357,131	$13,000	$27,646
Research and Development Costs	147,142	7,178	13,950

Total Operating Expenses	504,273	20,178	41,596

Net (Loss) from Operations	(504,273)	(20,178)	(41,596)

Interest Expense	140,825	10,435	10,435

Loss from Continuing Operations	(645,098)	(30,613)	(52,031)

Loss from Discontinued Operations	(29,633)

Net (Loss)	$(674,731)	$(30,613)	$(52,031)

Net (Loss) Per Common Share		$(.02)	$(.03)

Weighted Average Shares Outstanding		1,505,034	1,484,978

Corresp - 2

	CUMULATIVE
	LOSS DURING
	DEVELOPMENT
	STAGE	2006	2005
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$(674,731)	$(30,613)	$(52,031)
Adjustment to Reconcile Net Income (Loss)
to net cash used in operating activities:
Depreciation	3,365		568
Loss on disposition of property and equipment			2,229
Services provided for common stock	15,021
Changes in Operating Assets & Liabilities:
Prepaid Expenses and Other Assets	64,214	-	3,950
Accounts Payable	42,088	5,986	11,510
Payroll and Other Taxes Payable	1,300
Accrued Expenses	345,625	18,435	25,335

Net Cash Used in Operating Activities	(203,118)	(6,192)	(8,439)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of Common Stock	24,500
Loans from Stockholders	166,189	6,217	12,000

Net Cash Provided by Financing Activities	190,689	6,217	12,000

Net Increase (Decrease) in Cash	(12,429)	25	3,561

Cash - Beginning of Period	19,968	7,514	2,668

Cash - End of Period	$7,539	$7,539	$6,229

Corresp - 3

6.	We have revised the consolidated statement of operation and cash flow, as follows:

SAFARI ASSOCIATES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	2006	2005
	(Unaudited)	(Unaudited)

Operating Expenses:
General and Administrative Expenses	$72,936	$47,535

Research and Development Costs	7,178	37,900

Total Operating Expenses	80,114	85,435

Loss from Operations	(80,114)	(85,435)

Interest Expense	(20,870)	(20,870)

Net (Loss)	$109,984	$(108,636)

Earnings Per Share
Basic	$.06	$(.07)

Weighted Average Shares Outstanding	1,585,034	1,505,034

Corresp - 4

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2005

	2006	2005
	(Unaudited)	(Unaudited)

Operating Expenses:
General and Administrative Expenses	$59,937	$22,120
Research and Development Costs	-	23,950

Total Operating Expenses	59,937	46,070

Loss from Operations	(59,937)	46,070

Interest Expense	(10,435)	(10,435)

Net (Loss)	$70,372	$(56,505)

Earnings Per Share
Basic	$.09	$(.04)

Weighted Average Shares Outstanding	1,665,034	1,505,034

Corresp - 5

SAFARI ASSOCIATES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	2006	2005
	(Unaudited)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	$100,984	$(108,636)
Adjustment to Reconcile Net (Loss) to
net cash used in operating activities
Depreciation	-	1,148
Loss on disposition of property and equipment	-	2,217

Changes in Operating Assets and Liabilities
Prepaid Expenses and Other Assets	-	7,910
Accounts Payable	5,986	21,410
Accrued Expenses	14,870	50,017

Net Cash Used in Operating Activities	(80,128)	(25,944)

CASH FLOWS FROM FINANCING ACTIVITIES:
Loans From Stockholders	79,854	26,000

Net Cash Provided by Financing Activities	79,854	26,000

Net Increase (Decrease) in Cash	(274)	56

Cash - Beginning of Period	7,514	2,668

Cash - End of Period	$7,240	$2,724

We trust that you will find this to be in order and ask that should there be any questions, you call the undersigned at your convenience (310) 733-8079.

Yours truly,
SAFARI ASSOCIATES, INC.

/s/ Zirk Engelbrecht

Zirk Engelbrecht
President

Corresp - 6

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB/A
Amendment No. 2

[x] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005.

Commission file number 0-30215

Safari Associates, Inc.

 Name of small business issuer in its charter

Utah       87-9369569

State or other jurisdiction of incorporation or (I.R.S. Employer Identification No.)
Organization

12753 Mulholland Drive, Beverly Hills, Ca  90210

 (Address of principal executive offices)                   Zip

Issuer’s telephone number (310) 733-0879

Securities registered under Section 12(b) of the Exchange Act:
None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $.001 par value

 (Title of class)

Indicate by check mark, whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark , if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained herein and will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB [X]

Revenue for the fiscal year ended December 31, 2005 is $ 0 the aggregate market value of the voting stock held by non-affiliates of the registrant based on the closing bid price of such stock as of March 31, 2006 amounted to $329,722.

The number of shares outstanding of each of the registrant’s classes of common stock as of December 31, 2005 was 1,505,034 shares.

EXPLANATORY NOTE

This Form 10-KSB/A is being filed to reflect corrected dates for the auditor's report on page F-1 due a computer error made during the edgarizing of the document in html format. The dates were correct on the final draft, however, during the conversion process to html, typographical errors appeared on the final version.

KSB/A - 1

FORM 10-KSB
FISCAL YEAR ENDED DECEMBER 31, 2005

Part I

Item 1.  Description of Business.

Item 2.  Description of Property.

Item 3.  Legal Proceedings.

Item 4.  Submission of Matters to Vote of Security Holders.

Part ll

Item 5.  Market for Common Equity and Related Stockholder Matters.

Item 6.  Management’s Discussion and Analysis or Plan of Operation.

Item 7.  Financial Statements.

Item 8.  Changes in and Disagreements With Accountants Accounting And Financial Disclosure.

Part lll

Item 9.  Directors, Executive Officers, Promoters, and Control Persons;
Compliance with Section 16(a) of the Exchange Act.

Item 10.  Executive Compensation.

Item 11. Security Ownership of Certain Beneficial Owners and Management.

Item 12. Certain Relationships and Related Transactions.

Item 13. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

Signatures

KSB/A - 2

PART 1

Item 1. Description of Business

Safari Associates, Inc., (the “Company”) is the successor corporation of Mag Enterprises, Inc., a Utah corporation incorporated on July 30, 1980. On September 10, 1993, an Amendment to the Articles of Incorporation. were filed to change its name from Mag Enterprises, Inc to Safari Associates, Inc.

The Company has eight wholly owned subsidiaries; Safari Group Safety Products, Inc., Safari Camera Corporation, Photography For Evidence, Inc., Impact Dampening Technology, Inc., Safari Target Corporation, Shoothru, Inc., Safari Boat Company, and Safari Lure Company . All the subsidiaries are inactive except for Safari Group Safety Products, Inc. which is a research and development company.

During late fiscal 2003 and into fiscal 2004, the Company decided to change its strategy from the manufacture and distribution of disposable cameras, recoil pads and self sealing targets to concentrate on the research and development of fire safety products.

The Company is developing and testing two safety devices intended to save lives in the event of hostile fire. The Flame Tame™, a fire alarm that automatically sprays a fire retardant material covering approximately 200 square feet when activated by heat in excess of 145 degrees Fahrenheit. The other is a portable descent device to enable individuals to escape from the upper floors of a burning building. The Company believes that since the disaster of 9/11, the descent device has become a viable product with great potential for the Company. The Company is currently testing a prototype of the descent device. Should testing be successful, it intends to commence production of a final prototype and prepare everything necessary to solicit bids for production both in the United States and abroad. The Company has retained Arthur Tipling Sempliner, to complete development and testing of the descent device and solicit bids for its production. Mr. Sempliner is the Company’s Director of New Product Development. Mr. Sempliner is an adjunct Associate Professor at Pratt Institute in Brooklyn, NY. He is working on both the Flame Tame™ and the development of the individual portable descent device.

The Company will require additional capital to fund the development, testing, production and marketing of both the Flame Tame™ and descent device. There is no assurance that the Company will be able to raise the necessary capital, and if it is able to raise said capital that it will be able to do so on terms favorable to the Company.

The Company has one full time employee, its President, Zirk Engelbrecht.

Item 2. Description of Property.

The Current principal office of the Company is located at 12753 Mulholland Drive, Beverly Hills, California.

Item 3. Legal Proceedings.
None

Item 4. Submission of Matters to a Vote of Security Holders.

None

PART II

Item 5. Market for Common Equity and Related Stockholder Matters.

(a)	Market Information

The common stock of this Issuer is now quoted Over the Counter on the Bulletin Board ("OTCBB")(Symbol SFAR). We have one class of securities, Common Voting Equity Shares ("Common Stock"). The Company's Securities may be quoted in the over-the-counter market, but there is presently, and historically, no substantial market for our common stock. Even so, quotations for, and transactions in, the Securities are capable of rapid fluctuations, resulting from the influence of supply and demand on relatively thin volume. There may be buyers at a time when there are no sellers, and sellers when there are no buyers, resulting in significant variations of bid and ask quotations by market-making dealers, attempting to adjust changes in demand and supply. A young market is also particularly vulnerable to short selling, sell orders by persons owning no shares of stock, but intending to drive down the market price so as to purchase the shares to be delivered at a price below the price at which the shares were sold short. Based upon standard reporting sources, the following information is provided during the fiscal years 2005 and 2004:
KSB/A - 3

Fiscal 2005	High	Low
March 31, 2005	$1.20	$.10
June 30, 2005	$ .33	$.22
September 30, 2005	$ .33	$.15
December 31, 2005	$ .38	$.15

Fiscal 2004	High	Low
March 31, 2004	$ .25	$.18
June 30, 2004	$ .40	$.18
September 30, 2004	$ .18	$.18
December 31, 2004	$ .18	$.10

The source of this information for fiscal year 2005 and 2004 is trading information as reported by the National Association of Securities Dealers Composite or other qualified inter-dealer Quotation Medium.

(b)	Holders
As of December 31, 2005, there were approximately 282 stockholders of record of the Company’s Common Stock. The number does not include beneficial owners who held shares at broker/dealers in “street name”

(c)	Dividends
We have not paid any cash dividends on our Common Stock, and do not anticipate paying cash dividends on our Common Stock in the next year. We anticipate that any income generated in the foreseeable future will be retained for the development and expansion of our business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, debt service, capital requirements, business conditions, the financial condition of the Company and other factors that the Board of Directors may deem relevant.

(d)	Recent Sales of Unregistered Securities.
During the last two years, the Company sold restricted shares of its $0.001 par value Common Stock without registering the securities under the Securities Act of 1933, as amended.

On April 26, 2004, the Company issued 10,000 shares of its restricted common stock to Consumer Construction Inc. for consulting service valued at $.10 per share for a total value of $1,000.00. Consumer Construction, Inc. executed an investment letter which the Company relied upon to establish that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. No broker or underwriter was involved in the transaction and no commission was paid. No other compensation expense was recorded.

On October 7, 2004, the Company issued 10,000 shares of its restricted common stock to Mr. Arthur Tipling Sempliner to become the Company’s Director of New Product Development. The shares were valued at $.10 per share for a total value of $1,000.00. Mr. Sempliner executed an investment letter which the Company relied upon to establish that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. No broker or underwriter was involved in the transaction and no commission was paid. No other compensation expense was recorded.

As of the date of the issuances set forth above, the average daily high and low bids were unavailable to the Issuer. The Company's Securities may be quoted in the over-the-counter market, but there is presently, and historically, no substantial market for our common stock. This Issuer has determined that, quotations for, and transactions in, the Securities are capable of rapid fluctuations, resulting from the influence of supply and demand on relatively thin volume. There may be buyers at a time when there are no sellers, and sellers when there are no buyers, resulting in significant variations of bid and ask quotations by market-making dealers, attempting to adjust changes in demand and supply. A young market is also particularly vulnerable to short selling, sell orders by persons owning no shares of stock, but intending to drive down the market price so as to purchase the shares to be delivered at a price below the price at which the shares were sold short.

KSB/A - 4

Item 6. Management’s Discussion and Analysis or Plan of Operation

(a) Plan of Operation. Our Plan of Operation is unchanged from our previous Quarterly Report.

Our financial statements contain the following additional material notes:

(Note 3-Development Stage Company). We are a development stage company as defined in Financial Accounting Standards Board Statement 7. We are concentrating on raising capital and developing our business operations.

(Note 8-Going Concern) The Company’s financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring operating losses and is dependent upon raising capital to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to raise additional funds to continue operations.

Cash Requirements and of Need for additional funds: twelve months. We have a present need for additional funding to bring this phase to completion. We continue to face certain minimal cash requirements for corporate maintenance, legal and professional and auditing expenses. Our cash requirements for these purposes are not in issue. We have some limited prospects for acquiring further funding from shareholder advances.

Cautionary Statement: There can be no assurance that we will be successful in raising capital through private placements or otherwise. Even if we are successful in raising capital through the sources specified, there can be no assurances that any such financing would be available in a timely manner or on terms acceptable to us and our current shareholders. Additional equity financing could be dilutive to our then existing shareholders, and any debt financing could involve restrictive covenants with respect to future capital raising activities and other financial and operational matters.

(c) Discussion and Analysis of Financial Condition and Results of Operations. We have had no revenues for past fiscal years or any interim periods covered by this report, or to the actual date of this report, or from inception. Our independent auditor has indicated the following material notes to our financial statements: (Note 2-Going Concern) The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has had recurring operating losses and is dependent upon raising capital to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to find an operating company to merge with, thus creating necessary operating revenues. (Note 3-Development Stage Company) The Company is a development stage company as defined in Financial Accounting Standards Board Statement 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate operating revenues. (Note 4-Related Party Transactions) Please refer to Note 4 of our Audited Financial Statements for more complete information and details on this subject.

Cautionary Statement Repeated: There can be no assurance that we will be successful in raising capital through private placements, business combinations or otherwise. Even if we are successful in raising capital through the sources specified, there can be no assurances that any such financing would be available in a timely manner or on terms acceptable to us and our current shareholders. Additional equity financing, merger or joint-venture could be dilutive to our then existing shareholders, and any debt financing could involve restrictive covenants with respect to future capital raising activities and other financial and operational matters. Even if we are successful in raising capital in a timely manner and on terms acceptable to us and our shareholders, there are innumerable risks of business failure that haunt the path to profitability. We may not prove competitive in our areas of focus. Funding may not prove adequate to see us through our development stage. We are virtually a start-up company with all of the risks which attend new ventures.

KSB/A - 5

During late fiscal 2003 and into fiscal 2004, the Company decided to change its strategy from the manufacture of disposable cameras, recoil pads and targets to concentrate on research and development of other products to be used to increase safety in the event of hostile fires.

The Company is developing and testing two new safety devices intended to save lives in the event of hostile fire. One device is the Flame Tame™, a unit that automatically sprays a fire retardant material covering approximately 200 square feet when activated by heat in excess of 145 degrees Fahrenheit. The other is a portable descent device to enable individuals to escape if trapped at the upper floors of a burning building. The device allows individuals a last resort avenue of escape. The Company believes that since the disaster of 9/11, the descent device has become a viable product with great potential for the Company. The Company is presently in the development and testing stages of a prototype of the descent device. Should development and testing be successful, the Company will compile everything necessary so that the descent device can be given out for manufacturing bids.

The Company has retained Arthur Tipling Sempliner, to complete the development and testing of the descent device and to solicit for bids for production. Mr. Sempliner is the Company’s Director of New Product Development. Mr. Sempliner is an adjunct Associate Professor at Pratt Institute in Brooklyn, NY. He is working on both the Flame Tame™ and the development of the individual portable descent device. The Flame Tame™ has been placed on the back burner pending pre-production completion of the descent device and actual production of the descent device. All lack of capital problems that exist for the Flame Tame™ also exist for the descent device as hereinafter described.

During the past three years, the Company has had two different working prototypes of the Flame Tame™ manufactured and tested. Although the Company is satisfied with the operation of the second prototype it intends to design a third prototype that will incorporate certain aesthetic and functional modifications that it believes will potentially increase its market and reduce its projected manufacturing costs. Management believes that its United States patent gives the Fame Tame™ broad United States protection against another company duplicating the device and competing with the Company. However, even after the completion of the third working prototype, further intensive testing will be necessary before this product will be ready for manufacture and distribution. Approvals of independent testing laboratories may be required before the product can be brought to market. The Company lacks the necessary capital to complete the third prototype. There is no assurance that the Company will be able to raise the necessary capital and if it is able to raise said capital it will be on terms favorable to the Company. Should the Company raise the capital necessary to complete the third prototype, it does not have the capital required for the intensive testing it will require. The Company is not now seeking that capital and does not know whether it will be able to raise that capital when required. Management knows that should the Flame Tame™ pass all of its preproduction tests, it does not have the capital for production or marketing of the product and has not established a plan to seek the required capital.

Operating expenses for the year ended December 31, 2005 were $171,099 compared to $140,238 for the year ended December 31, 2004. Research and development costs increased by $50,650 over the year ended December 31, 2004. The expense for research and development the descent device increased to $71,000 in 2005 from $11,500 in 2004. The Company has been modifying the prototype of the descent device and the harness system in order to get competitive bids for production. The Company has eliminated all but necessary expenses which include officer’s compensation, accounting and filing fees. General and administrative expenses decreased by $19,789 in the year ended December 31, 2005 from December 31, 2004. Mr. Berger, former chairman of the Company waived his compensation for the fourth quarter of 2005 in the amount of $13,000 and professional fees decreased by $7,000.

As a result the change in strategy, the Company reclassified certain income and expense items previously reported. The Company reported losses from discontinued operations of $14,337 in 2004.

Interest expense for the year ended December 3, 2005 and 2004 was $41,740 and $41,720 respectively.

Liquidity and Capital Resources
As of December 31, 2005, the current liabilities exceeded the current assets by $1,641,550. The Company has primarily relied on the proceeds of no interest loans from two stockholders to fund operations and the issuance of common stock for payment of certain consulting and professional services. The loans from the stockholders do not include any terms for repayment.

KSB/A - 6

The Company is currently exploring different methods of raising additional equity capital through a private placement or other means. There is no assurance that the Company will be successful in its efforts to raise additional equity capital. Even if the Company is successful in raising additional capital, there is no assurance that it will be sufficient for the Company to be able to continue as a going concern.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on its financial condition, revenues, and results of operations, liquidity or capital expenditures.

Contractual Obligations

None

Item 7. Financial Statements.

The information required by this item is incorporated by reference to pages F-1 through F-12 of this annual report on Form 10-KSB.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

ITEM 8A. Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. As of the end of the period covered by this report, our management conducted an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act).

The Certifying Officers have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report and believe that our disclosure controls and procedures are effective based on the required evaluation.  During the period covered by this report, there were no changes in internal controls that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 8B. Other Information

None.

Part III

Item 9. Directors, Executive Officers, Promoters and Control Persons.

Name	Age	Position With Company	Year First Became	Director or Officer
Morton Berger[1]	77	Former President/CFO/Director	1986	Both
Zirk Engelbrecht		Current CEO/Director	2006	Both
Lillian Berger	75	Secretary/Treasurer/Director	1986	Both
Stephen Steeneck	38	Chief Executive Officer/Director	2002	Both
Michael A. Konecny	50	Director	2003	Director only

1 On the eve of March 6, 2006, Chairman of the Board and President, Mort Berger passed away after battling a long illness.

KSB/A - 7

On March 6, 2006, the existing director of the Company Michael A. Konecny appointed Zirk Engelbrecht as a director nominee to serve as the new member of the Board of Directors. The appointment will not take effect until at least ten days in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. After the ten day period, Zirk Engelbrecht will become Chairman of the Board of Directors and Mr. Konecny will resign. On the eve of March 6, 2006, Chairman of the Board and President, Mort Berger passed away after battling a long illness. Mr. Konecny appointed Zirk Engelbrecht as President.

On April 5, 2006, the existing director of the Company Stephen Steeneck was removed by a majority of the Board of Directors for cause. Mr. Steeneck displayed, on multiple occasions, gross insubordination as a Member of the Board of Directors, by directing unsubstantiated accusations towards the remaining Members of the Board of Directors. The majority of the Board felt this was just cause for warranting removal.

On April 5, 2006, the existing Chief Executive Officer of the Company Stephen Steeneck was removed by a majority of the Board of Directors.

On April 5, 2006, President and Chairman of the Company Zirk Engelbrecht was appointed Chief Executive Officer of the Company. As Chief Executive Officer, Mr. Engelbrecht will be the final decision maker regarding the day to day operations of the Company.

Each director serves until the next annual meeting of shareholders and until his or her respective successor is duly elected and qualifies. Executive officers are elected by the Board of Directors to serve at the discretion of the directors

ZIRK ENGELBRECHT- Current CEO/CFO/Chairman- Mr. Engelbrecht holds a degree in Mechanical Engineering. Mr. Engelbrecht has extensive experience with public companies in South Africa and the United States and has overseen the venture capital phase and public registration of numerous public companies since 1994.

MORTON BERGER- Former President/Director- was our former President, CFO and Chairman of our Board of Directors. He has served as President and Director since September 1993. Mr. Berger graduated from New York University Law School in June of 1952 and was admitted to practice in the State of New York. He served in the United States Army immediately after graduating New York University School of Law and served in combat in Korea until his honorable discharge in 1954. From 1954 until 1987 he practiced law and was admitted to practice in the first, second, third, fifth, seventh, ninth and eleventh federal circuits and tried cases in district courts in each of those circuits. He also did Appeals work in each of those federal circuits. From 1964 until March of 1966 he was general counsel and vice president of Marks Polarized Corporation, a public company that specialized in research and development in which capacity he was the licensing coordinator for the company and specialized in procuring government research and development contracts. From March 1966 until the end of 1968 he was the President of Research Frontiers, Inc and its subsidiary Cameras For Industry, Inc. During his tenure as president of Cameras For Industry, Inc., the company developed and distributed the first surveillance cameras used in banks. Commencing in mid 1968 until the end of 1969, Mr. Berger was the President of Aolian Research Company and developed new methods of vacuum deposition. Mr. Berger’s business experience is wide and diversified. He has managed various artists in the music industry and in 1985, one of the musical groups he managed, Grand Master Flash and the Furious Five obtained the first contract with a major label ever obtained by a Rap Group. Many consider this the beginning of Rap music in the United States.

LILLIAN BERGER- Secretary/Treasurer/Director- She has been an officer and director of the Company since 1986. She graduated from Hunter College in June, 1951, Phi Beta Kappa and Cum Laude. Her major at Hunter College was economics and she was president of the Economics Society. She holds a Common Branches License in the state of New York as to teach up to the eighth grade. She taught in the New York City Public School system from September, 1952 to June, 1957. Thereafter, she taught in the Port Chester New York Public School system from September 1967 to June 1986. She then retired and has worked as a substitute teacher and school aid at different times to date. She is the wife of Morton Berger, the president of the Company.

STEPHEN STEENECK- Former Chief Executive Officer since November of 2002 until April 5, 2006. In late 1999, Stephen founded Lee Franklin Group, LLC, an investment and public relations advisory company. Previously, from November 1998 through 2000, Stephen was partner and co-owner of Triple SSS Systems, an investment-banking firm. From October of 1996, through November of 1998, Stephen worked as a licensed stockbroker for A.G. Edwards & Sons, Inc. He has Extensive Training in Product Knowledge of Mutual Funds, Private Money Management, and Unit Investment Trusts, with experience with stocks, bonds, options, Initial Public Offerings, investment banking, and corporate finance. Prior to A.G. Edwards, Stephen was with Gilford Securities working in a similar capacity. Stephen holds an Associate in Applied Science Degree in Business Administration and Management from Westchester Community College, December 1987. He has attended C.U.N.Y. Baruch College in New York, where he has completed courses in Finance, Investments and Economics.

MICHAEL A. KONECNY- He was elected to the Board of Directors of the Company in March, 2003. Mr. Konecny has over twenty years experience in management and consulting. From 1997 through the present he has served a President and Director of Bulls and Bears, Inc. Previously, from 1996 through 1998, he was Chief Executive Officer of Capital York, Inc. He holds a Bachelor of Science and Engineering from the New York Institute of Technology, 1979.

KSB/A - 8

Involvement in Legal Proceedings

During the past five years, none of the following occurred with respect to the Company’s directors or executive officers: (1) no petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such persons; (2) there has been no petition under the federal bankruptcy laws or any state insolvency law filed by or against, or a receiver, fiscal agent or similar officer appointed by a court for the business or property of any partnership in which such persons were a general partner at or within two years before the time of such filing, or any corporation or business association of which such persons were executive officers at or within two years before the time of such filing; (3) no such persons were convicted in a criminal proceeding or are a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (4) no such persons were the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of any competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting their involvement in any type of business practice, or in securities or banking or other financial institution activities; and (5) no such persons were found by a court of competent jurisdiction in a civil action by the Securities and Exchange Commission or by the Commodity Futures Trading Commission to have violated any federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Audit Committee Financial Expert

The Company does not have an audit committee financial expert (as defined in Item 401 of Regulation S-K) serving on its Board of Directors. The Company has not yet employed an audit committee financial expert on its Board due to the inability to attract such a person.

Code of Ethics

The Company has adopted a Code of Ethics and Business Conduct that applies to all of its officers, directors and employees. The Code of Ethics was filed with the prior year’s annual report as Exhibit 14.1. Upon request, the Company will provide to any person without charge a copy of its Code of Ethics. Any such request should be made to Attn: Mr. Zirk Engelbrecht, 12753 Mulholland Drive, Beverly Hills, California, 90210. The Company’s telephone number is (310) 733-0879.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who beneficially own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of change in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on the review of copies of such reports furnished to the Company and written representations that no other reports were required, the Company believes that during the fiscal year ended September 30, 2004, its executive officers, directors and all persons who own more than ten percent of a registered class of the Company’s equity securities complied with all Section 16(a) filing requirements.

KSB/A - 9

Item 10. Executive Compensation

No Company executive other than Morton Berger has drawn or accrued a salary. Since April, 1994, Morton Berger has had an agreement to be paid a salary of $1,000 a week. He has never been paid his full salary and has been accruing his unpaid salary. From April 1, 1994 to December 31, 2000, the Company owed Morton Berger, president of the Company, accrued salary in the amount of $377,000. On August 9, 2001, he converted $355,000 of the accrued compensation into a convertible note. (See note 5, financial statements.)
Item 11. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of the date of this report, the stock ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company’s Common Stock, and each executive officer and director individually and all executive officers and directors of the Company as a group. No other class of voting securities is outstanding. Each person is believed to have sole voting and investment power over the shares except as noted.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature (1) Of Beneficial Owner	Percent of Class (2)
Common	Lillian Berger (3) 13 Eastbourne Drive Spring Valley, NY10977	415,415	27.97%
Common	Morton Berger (4) 13 Eastbourne Drive Spring Valley, NY 10977	45,315	3.05%
Common	Henry Steeneck 2676 Old Yorktown Road Yorktown Heights, NY 10598	110,000	7.40%
Common	Stephen Steeneck (5) 2676 Old Yorktown Road Yorktown Heights, NY 10598	110,000	7.40%
	Michael Konecny (6) 15 Constitution Drive Leonardo, NJ 07737	-0-	-0-
	Includes all Officers and Directors of the Company As a group (2 persons)	680,730	45.82%

(1) Includes the amount of shares each person or group has the right to acquire within 60 days pursuant to options, warrants, rights, conversion privileges or similar obligations.

(2)	Based upon 1,505,034 shares outstanding, plus the amount of shares each person or group has the
Right to acquire within 60 days pursuant to options, warrants, rights, conversion privileges or similar
Obligations.

(3)	Lillian Berger is Secretary-Treasurer and a director of the Company.

(4)	Morton Berger is President and a director of the Company.

(5)	Stephen Steeneck is the Chief Executive Officer and a Director of the Company.

(6)	Michael Konecny is a Director of the Company.

KSB/A - 10

Item 12. Certain Relationships and Related Transactions
None

Except as set forth above, the Company has not entered into any transaction during the last two years and it has not proposed any transaction to which the Company was or is to be a party, in which any of the following persons had or is to have a direct or indirect material interest:

-	Any director or executive officer of the Company;
-  Any nominee for election as a director;
-  Any security holder named in the “Security Ownership of Certain Beneficial Owners and “management” section above; and
-  Any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any such person.

Item 13. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a)	The following documents are filed as part of this report

Index to Financial Statements

Report of Independent Registered Public Accountant Accounting Firm

Consolidated Balance Sheet as of December 31, 2005.

Consolidated Statements of Operations for the Years ended
December 31, 2005 and 2004

Consolidated Statements of Stockholders’ (Deficit) for the
Years ended December 31, 2005 and 2004.

Consolidated Statements of Cash Flows for the Years
Ended December 31, 2005 and 2004.

Notes to Financial Statements.

(b) Exhibits

Exhibit
Number      Description

14.1 Code of Ethics and Business Conduct (incorporated by reference Form 10 KSB December 31, 2003)
21.1	List of Subsidiaries
31.1	Certification by Zirk Engelbrecht, Chief Executive Officer and Chief Financial Officer, pursuant to Section 302of the Sarbanes- Oxley Act of 2002
32.1	Certification by Zirk Engelbrecht, Chief Executive Officer and Chief Financial Officer, pursuant to Section 906of the Sarbanes- Oxley Act of 2002
(c) Reports on Form 8-K.
Form 8-K dated March 14, 2006
Form 8-K dated April 7, 2006

KSB/A - 11

Signatures

Pursuant to the requirements of Section 13 and 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safari Associates, Inc.

Date: April 19, 2006        By s/ Zirk Engelbrecht
                       Zirk Engelbrecht
                Chief Executive Officer
                 Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: April 19, 2006   By: /s/ Zirk Engelbrecht
Zirk Engelbrecht, Chief Executive Officer
and Chief Financial Officer

Date: April 19, 2006   By: /s/ Lillian Berger
Lillian Berger, Director

KSB/A - 12

EXHIBIT 21.1
LIST OF SUBSIDIARIES
Safari Group Safety Products Inc, a New York Corporation
Safari Camera Corporation, a New York Corporation
Photography For Evidence Inc., a New York Corporation
Impact Dampening Technology Inc. a New York Corporation
Safari Target Corporation, a New York Corporation
Shoothru Inc., a New Jersey Corporation
Safari Boat Company, a New York Corporation
Safari Lure Company, a New York Corporation

KSB/A - 13

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 13a-14 AND 15d-14 UNDER
THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, Zirk Engelbrecht, Chief Executive Officer/Chief Financial Officer of Safari Associates, certify that:
I have reviewed this annual report on Form 10 KSB/A of Safari Associates, Inc.;

1.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

2.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of, and for, the periods presented in this Report;

4. I and the other certifying officers of the Company are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including any consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

(b) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

(c) Disclosed in this Report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5. I and the other certifying officers have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and to the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: April 19, 2006                   By: /s/ Zirk Engelbrecht
Zirk Engelbrecht, Chief Executive Officer
and Chief Financial Officer

KSB/A - 14

EXHIBIT 32.1
CERTIFICATE PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Safari Associates, Inc. (the “Company”) on Form 10K-SB for the fiscal year ended December 31, 2005 as filed with the Securities & Exchange Commission (the “Report”), each of the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report Fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 19, 2006                   By: /s/ Zirk Engelbrecht
Zirk Engelbrecht, Chief Executive Officer
and Chief Financial Officer

KSB/A - 15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Safari Associates, Inc.
Beverly Hills, California

We have audited the accompanying consolidated balance sheet of Safari Associates, Inc. and Subsidiaries (A Development Stage Company) as of December 31, 2005 and the related consolidated statements of operations, and cash flows for the years ended December 31, 2005, December 31, 2004 and for the period January 1, 2003 (inception of development stage) to December 31, 2005 and the statement of changes in stockholders’ equity for the period January 1, 2003 (inception of development stage( to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Safari Associates, Inc. and Subsidiaries at December 31, 2005 and the results of their operations and their cash flows for the years ended December 31, 2005, December 31, 2004 and for the period January 1, 2003 (inception of development stage) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company’s recurring losses from operations and limited capital resources raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan in regards to these matters is also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Linder & Linder
Linder & Linder
Certified Public Accountants

Dix Hills, New York
April 17, 2006

KSB/A - 16

SAFARI ASSOCIATES, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2005

ASSETS
2005
Current Assets:
Cash	$7,514

Total Assets	$7,514

LIABILITIES AND STOCKHOLDERS’ (DEFICIT)

Current Liabilities

Notes Payable	$15,000
Accounts Payable	312,296
Payroll and Other Taxes Payable	27,772
Accrued Expenses	532,384
Convertible Notes Payable	505,500
Loan -Stockholders	256,112

Total Current Liabilities	1,649,064

Commitments and Contingencies

Stockholders’ (Deficit):

Common Stock, par value $.001 authorized
100,000,000 shares, issued and
Outstanding 1,505,034 shares	1,505
Additional Paid-in Capital	1,982,454
Deficit Accumulated During Development Stage	(644,118)
Retained (Deficit)	(2,981,391)
Total Stockholders (Deficit)	(1,641,550)

Total Liabilities and Stockholders’ (Deficit)	$7,514

The accompanying notes are an integral part of these Financial Statements.

KSB/A - 17

SAFARI ASSOCIATES, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
AND FOR THE PERIOD JANUARY 1, 2003 TO DECEMBER 31, 2005
(PERIOD OF DEVELOPMENT STAGE)

	Cumulative
	Loss during
	Development
	Stage	2005	2004

Operating Expenses:
General and Administrative Expenses	$344,131	$84,299	$104,088
Research and Development Costs	139,964	86,800	36,150
Total Operating Expenses	484,095	171,099	140,238

Net (Loss) from Operations	(484,095)	(171,099)	(140,238)
Interest Expense	130,390	41,740	41,720

Loss from continuing operations	$(614,485)	(212,839)	(181,958)
Discontinued operations
Loss from discontinued operations	(29,633)	-	(14,337)
Net (Loss)	$(644,118)	$(212,839)	$(196,295)

Earnings per share
From continuing operations		$(.14)	$(.12)
Loss from discontinued operations		(.00)	(.01)

Net (Loss) Per Common Share		$(.14)	$(.13)

Weighted Average Shares Outstanding		1,505,034	1,493,784

The accompanying notes are an integral part of these Financial Statements.

KSB/A - 18

SAFARI ASSOCIATES, INC.
( A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS STOCKHOLDERS’ (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
AND FOR THE PERIOD JANUARY 1, 2003 TO DECEMBER 30, 2005
(PERIOD OF DEVELOPMENT STAGE)

				Deficit
				Accumulated
	Common Stock		Additional	During
	Par Value $.001		Paid-In	Development	Retained
	Shares	Amount	Capital	Stage	(Deficit)

Balance January 1, 2003	13,777,763	$13,778	$1,930,660	$-	$(2,846,698)

Shares issued for consulting services	372,024	372	12,649
Shares issued by private placement	700,000	700	23,800
Reverse stock split (1 for 10)	(13,364,753)	(13,365)	13,365
Net (loss)				(234,984)	(134,693)

Balance December 31, 2003	1,485,034	1,485	1,980,474	(234,984)	(2,981,391)

Shares issued for consulting services	20,000	20	1,980

Net (loss)				(196,295)

Balance December 31, 2004	1,505,034	1,505	1,982,454	(431,279)	(2,981,391)

Net (loss)				(212,839)

Balance December 31, 2005	1,505,034	$1,505	$1,982,454	$(644,118)	$(2,981,391)

The accompanying notes are an integral part of these Financial Statements.

KSB/A - 19

SAFARI ASSOCIATES, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
AND FOR THE PERIOD JANUARY 1, 2003 TO DECEMBER 31, 2005
(PERIOD OF DEVELOPMENT STAGE)

	Cumulative
	During
	Development
	Stage	2005	2004

Cash Flows from Operating Activities:

Net (Loss)	$(644,118)	$(212,839)	$(196,295)
Adjustment to Reconcile Net (Loss)
to net cash used in operating activities:
Depreciation and Amortization	1,135	1,135	6,355
Write off of impaired assets	10,696	10,696
Stock issued for services	15,021	-	2,000
Changes in Operating Assets & Liabilities:
Accounts Receivable		-	2,351
Prepaid Expenses and Other Assets	55,748	15,800	18,205
Accounts Payable	36,102	36,102	2,510
Payroll and Other Taxes Payable	1,300	1,300	(758)
Accrued expenses	327,190	88,740	119,720

Net Cash Used in Operating Activities	(196,926)	(59,066)	(45,912)

Cash Flows from Financing Activities:
Issuance of Common Stock	24,500	-	-
Loans Stockholder	159,972	63,912	47,038

Net Cash Provided by Financing Activities	184,472	63,912	47,038

Net Increase (Decrease) in Cash	(12,454)	4,846	1,126

Cash - Beginning of Year	19,968	2,668	1,542

Cash - End of Year	$7,514	$7,514	$2,668

The accompanying notes are an integral part of these Financial Statements.

KSB/A - 20

SAFARI ASSOCIATES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Description of Business
Safari Associates, Inc. (the “Company”), a Utah Corporation was incorporated on July 30, 1980. The Company has eight wholly owned subsidiaries; Safari Group Safety Products, Inc., Safari Camera Corporation, Photography For Evidence, Inc., Impact Dampening Technology, Inc., Safari Target Corporation, Shoothru, Inc., Safari Boat Company, and Safari Lure Company . All the subsidiaries are inactive except for Safari Group Safety Products, Inc. which is a research and development company.

The company is a development stage company as defined in Financial Accounting Standards Board Statement 7.
The Company is concentrating on raising capital and developing business operations. During the fiscal year 2003, the Company had ceased manufacturing disposable cameras and was purchasing them from an outside vendor to fulfill outstanding orders. During the fiscal year 2003to the end year of fiscal 2005, we focused all its attention on the development of the Flame Tame device and the descent device.

After the death of our former Chairman, Morton Berger, the Company terminated all future research and development. At the present time, the company is focusing on finding a merger candidate. No decision has been made by the Company as to whether it will restart research and development of the Flame Tame or descent device.

Note 2 - Summary of Significant Accounting Policies:
Consolidation
The accompanying Consolidated Financial Statements include the accounts of the Company and all its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.
Property and Equipment
Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. The cost of maintenance and repairs is charged to operations as incurred.

Intangibles
The Company follows Statement of Financial Accounting Standard No. 144, Impairment of Long-lived Assets, by reviewing such assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. During 2005, the Company determined that its prepaid consulting and patent costs were impaired. For the year ended December 31, 2005 the Company wrote off prepaid consulting and its patents costs in the amount of $8,466.

Income Taxes
The Company records deferred income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and income tax basis of the Company’s assets and liabilities. An allowance is recorded, based on currently available information, when it is more likely than not that any or all of a deferred tax asset will not be realized. The provision for income taxes include taxes currently payable, if any, plus the net change during the period presented in deferred tax assets and liabilities recorded by the Company

Per Share Data
The Company has adopted the standards set by the Financial Accounting Standards Board and computes earnings per share data in accordance with SFAS No. 128 “Earning per Share.” The basic per share data has been computed on the loss for the period divided by the historic weighted average number of shares of common stock outstanding. All potentially dilutive securities have been excluded from the compilation since they would be antidilutive.

Estimates and Assumptions
Preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses at the balance sheet date and for the period then ended. Actual results could differ from these estimates

KSB/A - 21

SAFARI ASSOCIATES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reclassification

Certain items reflected in the balance sheet, statement of operations, and cash flow statements have been reclassified to reflect the Company’s change in strategy and the change to a development stage company.

Note 3 - Development Stage Operations

(Note 3-Development Stage Company). We are a development stage company as defined in Financial Accounting Standards Board Statement 7. We are concentrating con raising capital and developing our business operations.

Note 4 - Income Taxes

There is no provision for federal or state income taxes for the years ended December 31, 2005 and 2004 since the Company has incurred operating losses. Additionally, the Company has reserved fully for any potential future tax benefits resulting from its carryforward operating losses. Deferred tax assets at December 31, 2005 and 2004 consist of the following:

	2005	2004
Net Operating Loss Carryforward	$1,244,800		$1,160,000
Property and Equipment			(2,500)
	1,244,800		1,157,500
Valuation Allowance	(1,244,800)		(1,157,500)
	$-0-	$	- 0 -

As of December 31, 2005, the Company has a net unused operating loss carry forward of approximately $3,300,000, which expire in various years from 2008 through 2025.

Note 5 - Notes Payable
Convertible Notes Payable
On December 20, 2000, one of the creditors of the Company agreed to receive a note from the Company in the amount of $45,000 payable on December 19, 2002, together with interest thereon at the rate of 8% per annum. Commencing one year from the date of the note, the creditor may convert any portion of the note into restricted share of common stock in the Company at a conversion rate of $.15 per share. The note has been extended on a month-to-month basis by mutual consent of the parties.

Notes Payable
The Company borrowed a total of $15,000 from two individual investors. The notes were for a term of four months with interest to be accrued at the rate of 8% and 9% per annum. The notes have been extended on a month-to-month basis by mutual consent of the parties.

On August 9, 2001, the Company and three shareholders agreed to convert a total of $460,500 of accrued expenses, deferred compensation, and loan payable stockholder into convertible notes. The convertible notes were for a two year period with interest at the rate of 8% per annum, payable quarterly commencing December 1, 2001 until they mature on August 9, 2003.The notes are convertible into restricted shares of common stock at a conversion rate of $.25 per share. The notes have been extended on a month to month basis by mutual consent of the parties.

All liabilities owning to the former Chairman and President of the Company continue to be liabilities of the Company. The convertible notes owned by the former Chairman and president, Morton Berger, are in the process of being acquired by a group of non-affiliated investors. All other liabilities owed to the former Chairman and President are in the process of being assigned to the Company’s current Chairman and President, Zirk Engelbrecht, for consideration Mr. Engelbrecht paid to Morton Berger’s estate. At the present time, no determination has been made as to whether the liability will be repaid or extinguished.

KSB/A - 22

SAFARI ASSOCIATES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6- Loan Stockholders
During the year ended December 31, 2005, Mrs. Berger a major stockholder of the Company loaned the Company $3,912 for a total of $110,712.

During the year ended December 31, 2005, Mr. Henry Steeneck, a major stockholder of the Company loaned the Company $60,000 for a total of $145,400 which has been used for working capital.

All loans from stockholders have been used to provide the Company with working capital and are non interest bearing and payable on demand.

Note 7- Commitments & Contingencies
Employment Agreement

On April 1, 1994, the Company entered into an employment agreement with Mr. Morton Berger, President of the Company. The term of the agreement was for five years and, thereafter, continues on a year-to-year basis. Compensation shall be paid at the rate of $52,000 per year. During 2005, the president waived his compensation for the fourth quarter of 2005.

Product Liability
Certain of the Company's products and proposed products will be in the safety field where the Company could be subject to claims from injuries resulting from use of the Company's products. Recent developments in the insurance industry have reduced the availability and increased the cost of liability insurance coverage. At present, the Company does not have any liability insurance coverage.

Note 8 - Going Concern

As of December 31, 2005, the Company had a working capital deficit of $1,641,550 and a stockholder’s deficit of $1,641,550. In addition, the Company has no significant operations to sustain themselves. The Company has changed strategy from a manufacturing and sales operation to perform research and development on products that have a patent and other products which may be patentable. The Company has suffered recurring operating losses and is dependent upon raising capital to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to raise additional funds to continue operations.

The Company is currently exploring different methods of raising additional equity capital through private placements, loans from stockholders or by other means. There is no assurance that the Company will be successful in its efforts to raise additional capital. Even if the Company is successful in raising additional capital, there is no assurance that it will be sufficient for the Company to be able to continue as a going concern. It is management's plan to raise additional funds to continue operations.

As of December 31, 2005, the Company ceased all future research and development and decided to go in a new direction and is currently seeking a merger candidate.

KSB/A - 23

U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-QSB/A

Amendment No.1

[X] QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2006

Commissions file number 0 - 30215

SAFARI ASSOCIATES, INC.

(Exact Name of Small Business Issuer as Specified in Its Charter)
Name of small business issuer in its charter

Utah                         87-9369569

 State or other jurisdiction of incorporation or  (I.R.S. Employer Identification No.)
Organization

12753 Mulholland Drive, Beverly Hills, Ca              90210

 (Address of principal executive offices)                Zip

Issuer’s telephone number (310) 733-8079

Check whether the issuer (1) filed all reports required to be filed by

Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes __X__ No ___

As of March 31, 2006, 1,505,034 shares of common stock were outstanding.

QSB/A - 1 - March

SAFARI ASSOCIATES, INC.
FORM 10-QSB
QUARTER ENDED MARCH 31, 2006

PART I - FINANCIAL INFORMATION

Item 1 - Financial Statements

- Consolidated Balance Sheet as of March 31, 2006

- Consolidated Statements of Income for the three months ended March 31, 2006 and 2005

- Consolidated Statements of Cash Flows for the three months ended March 31, 2006 and 2005

- Notes to Consolidated Financial Statements.

Item 2 - Management's Discussion and Analysis Or Plan of Operations.

PART II - OTHER INFORMATION

Item 1 - Legal Proceedings.

Item 2 - Changes in Securities and Use of Proceeds.

Item 3 - Default upon Senior Securities.

Item 4 - Submission of Matters to a Vote of Security Holders.

Item 5 - Other Information.

Item 6 - Exhibits and Reports on Form 8-K.

SIGNATURES

QSB/A - 2 - March

PART I - FINANCIAL INFORMATION

SAFARI ASSOCIATES, INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEET
MARCH 31, 2006

2006
(UNAUDITED)
ASSETS

CURRENT ASSETS:

Cash	$7,539

Total Assets	$7,539

LIABILITIES AND STOCKHOLDERS' (DEFICIT)

Current Liabilities:
Notes Payable	$15,000
Accounts Payable	318,282
Payroll and Other Taxes Payable	27,772
Accrued Expenses	550,819
Loan Stockholders	262,329
Convertible Notes Payable	505,500

Total Current Liabilities	1,679,702

Commitments and Contingencies

STOCKHOLDERS' (DEFICIT):
Common Stock, par value $.001 authorized
100,000,000 shares, issued and
outstanding 1,505,034 shares	1,505
Additional Paid-in Capital	1,982,454
Deficit Accumulated During Development Stage	(645,098)
Retained (Deficit)	(3,011,024)

Total Stockholders' (Deficit)	(1,672,163)

Total Liabilities and Stockholders' (Deficit)	$7,539

The accompanying notes are an integral part of these financial statements.
QSB/A - 3 - March

SAFARI ASSOCIATES, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE ENDED MARCH 31, 2006 AND 2005
AND FOR THE PERIOD JANUARY 1, 2003 TO MARCH 31, 2006

	CUMULATIVE
	LOSS DURING
	DEVELOPMENT
	STAGE	2006	2005
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)

OPERATING EXPENSES:
General and Administrative Expenses	$357,131	$13,000	$27,646
Research and Development Costs	147,142	7,178	13,950

Total Operating Expenses	504,273	20,178	41,596

Net (Loss) from Operations	(504,273)	(20,178)	(41,596)

Interest Expense	140,825	10,435	10,435

Loss from Continuing Operations	(645,098)	(30,613)	(52,031)

Loss from Discontinued Operations	(29,633)

Net (Loss)	$(674,731)	$(30,613)	$(52,031)

Net (Loss) Per Common Share		$(.02)	$(.03)

Weighted Average Shares Outstanding		1,505,034	1,484,978

The accompanying notes are an integral part of these financial statements.

QSB/A - 4 - March

SAFARI ASSOCIATES, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005
AND FOR THE PERIOD JANUARY 1, 2003 TO MARCH 31, 2006
(PERIOD OF DEVELOPMENT STAGE)

	CUMULATIVE
	LOSS DURING
	DEVELOPMENT
	STAGE	2006	2005
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$(674,731)	$(30,613)	$(52,031)
Adjustment to Reconcile Net Income (Loss)
to net cash used in operating activities:
Depreciation	3,365		568
Loss on disposition of property and equipment			2,229
Services provided for common stock	15,021
Changes in Operating Assets & Liabilities:
Prepaid Expenses and Other Assets	64,214	-	3,950
Accounts Payable	42,088	5,986	11,510
Payroll and Other Taxes Payable	1,300
Accrued Expenses	345,625	18,435	25,335

Net Cash Used in Operating Activities	(203,118)	(6,192)	(8,439)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of Common Stock	24,500
Loans from Stockholders	166,189	6,217	12,000

Net Cash Provided by Financing Activities	190,689	6,217	12,000

Net Increase (Decrease) in Cash	(12,429)	25	3,561

Cash - Beginning of Period	19,968	7,514	2,668

Cash - End of Period	$7,539	$7,539	$6,229

 The accompanying notes are an integral part of these financial statements.

QSB/A - 5 - March

SAFARI ASSOCIATES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following financial information is submitted in response to the requirements of Form 10-QSB and does not purport to be financial statements prepared in accordance with generally accepted accounting principles. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, although Safari Associates, Inc. and subsidiaries (the “Company") believes the disclosures that are made are adequate to make the information presented not misleading. Further, in the opinion of the management, the interim financial statements reflect fairly the financial position and results of operations for the periods indicated.

It is suggested that these interim consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company's Form 10KSB containing the Company's audited financial statements as of and for the year ended December 31, 2005 filed with the Securities and Exchange Commission. The results of operations for the three months ended March 31, 2006 are not necessarily indicative of results to be expected for the entire fiscal year ending December 31, 2006.

Note 1 - Description of Business

Safari Associates, Inc. (the “Company”), a Utah Corporation was incorporated on July 30, 1980. The Company has eight wholly owned subsidiaries; Safari Group Safety Products, Inc., Safari Camera Corporation, Photography For Evidence, Inc., Impact Dampening Technology, Inc., Safari Target Corporation, Shoothru, Inc., Safari Boat Company, and Safari Lure Company. All the subsidiaries are inactive.

During late fiscal 2003 and into fiscal 2004, the Company decided to change its strategy from the manufacture and distribution of disposable cameras, recoil pads and self sealing targets to concentrate on research and development of fire safety equipment. Due to this change in strategy, the Company now considers itself a Development Stage Company.

NOTE 2- Summary of Significant Accounting Policies

CONSOLIDATION
The accompanying consolidated financial statements include the accounts of the Company and all its wholly owned subsidiaries. All material inter-company transactions and balances have been eliminated in consolidation.

PROPERTY AND EQUIPMENT
Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. The cost of maintenance and repairs is charged to operations as incurred.

INTANGIBLES
The Company follows Statement of Financial Accounting Standard No. 144, Impairment of Long-lived Assets, by reviewing such assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

INCOME TAXES
The Company records deferred income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and income tax basis of the Company's assets and liabilities. An allowance is recorded, based on currently available information, when it is more likely than not that any or all of a deferred tax asset will not be realized. The provision for income taxes include taxes currently payable, if any, plus the net change during the period presented in deferred tax assets and liabilities recorded by the Company

PER SHARE DATA
The Company has adopted the standards set by the Financial Accounting Standards Board and computes earnings per share data in accordance with SFAS No. 128 "Earning per Share." The basic per share data has been computed on the loss for the period divided by the historic weighted average number of shares of common stock outstanding. All potentially dilutive securities have been excluded from the compilation since they would be anti-dilutive.

QSB/A - 6 - March

SAFARI ASSOCIATES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ESTIMATES AND ASSUMPTIONS
Preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses at the balance sheet date and for the periods then ended. Actual results could differ from these estimates

Note 3 - Development Stage Operations

During 2003, the Company changed its strategy from a manufacturing company to a research and development company devoting its resources to the development of two new products for fire safety. All prior manufacturing operations had ceased by the end of fiscal 2004.

Note 4 - Income Taxes

There is no provision for federal or state income taxes for the years ended March 31, 2006 and 2005 since the Company has incurred operating losses. Additionally, the Company has reserved fully for any potential future tax benefits resulting from its carry forward operating losses. Deferred tax assets at March 31, 2006 and 2005 consist of the following:

	2006	2005
Net Operating Loss Carry forward	$1,257,000		$1,180,000
Property and Equipment	-		(2,500)
	1,257,500		1,177,500
	(1,257,500)		(1,177,500)
Valuation Allowance	$-0-	$	- 0 -

As of December 31, 2005, the Company had a net unused operating loss carry forward of approximately $3,300,000 which expires in various years starting in 2008 through 2024.

Note 5 - Notes Payable

Convertible Notes Payable

On December 20, 2000, one of the creditors of the Company agreed to receive a note from the Company in the amount of $45,000 payable on December 19, 2002, together with interest thereon at the rate of 8% per annum. Commencing one year from the date of the note, the creditor may convert any portion of the note into restricted share of common stock in the Company at a conversion rate of $.15 per share. The note has been extended on a month-to-month basis by mutual consent of the parties.

On August 9, 2001, the Company and three shareholders agreed to convert a total of $460,500 of accrued expenses, deferred compensation, and loan payable stockholder into convertible notes. The convertible notes were for a two year period with interest at the rate of 8% per annum, payable quarterly commencing December 1, 2001 until they mature on August 9, 2003. The notes are convertible into restricted shares of common stock at a conversion rate of $.25 per share. The notes have been extended on a month to month basis by mutual consent of the parties.

Notes Payable
The Company borrowed a total of $15,000 from two individual investors. The notes were for a term of four months with interest to be accrued at the rate of 8% and 9% per annum. The notes have been extended on a month-to-month basis by mutual consent of the parties.

Note 6- Loan Stockholders
During the period ended March 31, 2006, Mrs. Berger, a major stockholder of the Company, was repaid $7,475 which reduced the Company obligation to$103,237.

During the period ended March 31, 2006, Mr. Henry Steeneck, a stockholder of the Company, loaned the Company $1,192 for a total of $146,592.

During the three months March 31, 2006 Mr. Zirk Engelbrecht, President of the Company, loaned the Company $12,500.

QSB/A - 7 - March

SAFARI ASSOCIATES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All loans from the stockholders and officer have been used to provide the Company with working capital and are non interest bearing and payable on demand.
NOTE 7-Commitments and Contingencies

Product Liability

Certain of the Company's proposed products will be in the safety field where the Company could be subject to claims from injuries resulting from use of the Company's products. Recent developments in the insurance industry have reduced the availability and increased the cost of liability insurance coverage. During the period ended March 31, 2006, the Company ceased all future research and development and decided to go in a new direction and is currently seeking a merger candidate. In addition for the period ended March 31, 2006 there was been a change in the Chairman of the Board of Directors and President of the Company. For the past few years such individuals have provided most of the working capital for the Company. At present, the Company does not have any liability insurance coverage.

NOTE 8 - Going Concern
As of March 31, 2006, the Company had a working capital deficit of $1,672,163 and a stockholder's deficit of $1,672,163. In addition, the Company has no significant operations to sustain themselves. In 2003, the Company changed it’s strategy from a manufacturing and sales operation to perform research and development on products that have a patent and other products which may be patentable. The above facts and circumstances raise substantial doubt about the Company's ability to continue as a going concern.

The Company is currently exploring different methods of raising additional equity capital through private placements, loans from stockholders or by other means. There is no assurance that the Company will be successful in its efforts to raise additional capital. Even if the Company is successful in raising additional capital, there is no assurance that it will be sufficient for the Company to be able to continue as a going concern.

QSB/A - 8 - March

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

During late fiscal 2003 and into fiscal 2004, the Company decided to change its strategy from the manufacture of disposable cameras, recoil pads and targets to concentrate on research and development of other products to be used to increase safety in the event of hostile fires.

The Company was developing and testing two new safety devices intended to save lives in the event of hostile fire, however, on March 7, 2006, Mr. Morton Berger, President and Chairman of the Board of the Company, passed away after a long illness. Mr. Zirk Engelbrecht was subsequently appointed as President of the Company.

During the period ended March 31, 2006 the Company ceased all future research and development and decided to go in a new direction and is currently seeking a merger candidate. In addition for the period ended March 31, 2006 there was been a change in the Chairman of the Board of Directors and President of the Company. For the past few years such individuals have provided most of the working capital for the Company. The Company has decided to go in a new direction and is currently seeking a merger candidate.

Operating expenses for the three months ended March 31, 2006 were $20,178 compared to $39,395 for the three months ended March 31, 2005. General and administrative expenses included $10,000 in legal expenses and $3,000 in accounting expenses. The expenses were incurred in the preparation of the quarterly form 10 Q and Forms 8K during the period. Research and development costs during the period were $7,178, a decrease of $6,772 from the three months ended March 31, 2005, and the Company has ceased all future research and development. The Company has eliminated all but necessary expenses which include legal and accounting for the filing of quarterly reports.

Interest expense for the three months ended March 31, 2006 and 2005 was $10,435.

LIQUIDITY AND CAPITAL RESOURCES
As of March 31, 2006, the current liabilities exceeded the current assets by $1,672,163. The Company has primarily relied on the proceeds of stockholders and officers' loans to fund operations.

The Company is currently exploring different methods of raising additional equity capital through a private placement or other means. There is no assurance that the Company will be successful in its efforts to raise additional equity capital. Even if the Company is successful in raising additional capital, there is no assurance that it will be sufficient for the Company to be able to continue as a going concern.

Off Balance Sheet Arrangements
The Company does not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on its financial condition, revenues, and results of operations, liquidity or capital expenditures.

ITEM 3. CONTROLS AND PROCEDURES.
The Company's Chief Executive Officer and Chief Financial Officer (or those persons performing similar functions), after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended) as of a date within 90 days before the filing date of this quarterly report (the "Evaluation Date"), have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective to ensure the timely collection, evaluation and disclosure of information relating to the Company that would potentially be subject to disclosure under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. There were no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls subsequent to the Evaluation Date.

QSB/A - 9 - March

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.
None

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS.
None.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.
None.

ITEM 4. SUBMISSIONS OF MATTERS TO A VOTE OF SECURITY HOLDERS.
None.

ITEM 5. OTHER INFORMATION.
 None.

ITEM 6. EXHIBITS.

31.1 Certification by Zirk Englebrecht President pursuant to Section 302 of the Sarabanes-Oxley Act of 2002.

32.1 Certification by Zirk Englebrecht President pursuant to Section 906 of the Sarabanes-Oxley Act of 2002.

(b) Reports on Form 8-K dated March 14,2006, April 7,2006, and May 10, 2006.

SIGNATURES

In accordance with the requirements of the Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAFARI ASSOCIATES, INC.

By: /s/ Zirk Engelbrecht_
Zirk Engelbrecht
Chief Executive Officer

QSB/A - 10 - March

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 13a-14 AND 15d-14 UNDER
THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, Zirk Engelbrecht, Chief Executive Officer and Chief Financial Officer of Safari Associates, certify that:
I have reviewed this quarterly report on Form 10QSB of Safari Associates, Inc.;

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of, and for, the periods presented in this Report;

4. I and the other certifying officers of the Company are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including any consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

(b) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

(c) Disclosed in this Report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5. I and the other certifying officers have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and to the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Dated:  May 22, 2006   By: /s/ Zirk Engelbrecht
Zirk Engelbrecht
Chief Executive Officer
Chief Financial Officer

QSB/A - 11 - March

EXHIBIT 32.1
CERTIFICATE PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Safari Associates, Inc. (the “Company”) on Form 10QSB for the period ended March 31, 2006 as filed with the Securities & Exchange Commission (the “Report”), each of the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

The information contained in the Report Fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 22, 2006  By:  /s/ Zirk Engelbrecht
Zirk Engelbrecht
Chief Executive Officer & Chief Financial Officer

QSB/A - 12 - March

U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-QSB/A

|X| QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2006

Commission File Number 0 - 30215

SAFARI ASSOCIATES, INC.

(Exact name of small business issuer as specified in its charter)

Utah                 87-9369569

 (State or other jurisdiction of     (IRS Employer
incorporation or organization)     Identification Number)

12753 Mulholland Dr. Beverly Hills, Ca 90210

 (Address of principal executive offices)

(310) 733-0879

 (Issuer's Telephone Number)

Check whether the issuer (1) filed all reports required to be filed by

Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

As of June 30, 2006 1,665,034 shares of common stock were outstanding.

QSB/A - 1 - June

SAFARI ASSOCIATES, INC.
FORM 10-QSB
QUARTER ENDED JUNE 30, 2006

Page
Part I - Financial Information

Item 1- Financial Statements

Consolidated Balance Sheet as of June 30, 2006

Consolidated Statement of Operations for the three and six
months ended June 30, 2006 and 2005

Consolidated Statement of Cash Flows for the six months
ended June 30, 2006 and 2005

Notes to Consolidated Financial Statements

Item 2 - Management’s Discussion and Analysis or Plan of Operations

Part II - Other Information

Item 1 - Legal Proceedings

Item 2 - Changes in Securities and Use of Proceeds

Item 3 - Default upon Senior Securities

Item 4 - Submission of Matters to a Vote of Security Holders

Item 5 - Other Information

Item 6 - Exhibits and Reports on Form 8-K

Signatures

QSB/A - 2 - June

PART I - FINANCIAL INFORMATION

SAFARI ASSOCIATES INC.
CONSOLIDATED BALANCE SHEET
JUNE 30, 2006

2006
(Unaudited)
ASSETS

Current Assets:

Cash	$7,240

Total Assets	$7,240

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities:

Notes payable	$15,000
Accounts payable	318,282
Payroll and other taxes payable	27,772
Accrued expenses	231,754
Loans from stockholder	232,730
Convertible notes payable	505,500

Total Current Liabilities	1,331,038

Commitments and Contingencies

Stockholders’ Deficit:

Common Stock, par value $.001, authorized 100,000,000
shares, issued and outstanding 1,665,034 shares	1,665
Additional Paid-in Capital	2,401,031
Retained (Deficit)	(3,726,494)

Total Stockholders’ Deficit	(1,323,798)

Total Liabilities and Stockholders’ (Deficit)	$7,240

The accompanying notes are an integral part of these Financial Statements.

QSB/A - 3 - June

SAFARI ASSOCIATES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	2006	2005
	(Unaudited)	(Unaudited)

Operating Expenses:
General and Administrative Expenses	$72,936	$47,535

Research and Development Costs	7,178	37,900

Total Operating Expenses	80,114	85,435

Loss from Operations	(80,114)	(85,435)

Interest Expense	(20,870)	(20,870)

Net (Loss)	$109,984	$(108,636)

Earnings Per Share
Basic	$.06	$(.07)

Weighted Average Shares Outstanding	1,585,034	1,505,034

The accompanying notes are an integral part of these Financial Statements.

QSB/A - 4 - June

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2005

	2006	2005
	(Unaudited)	(Unaudited)

Operating Expenses:
General and Administrative Expenses	$59,937	$22,120
Research and Development Costs	-	23,950

Total Operating Expenses	59,937	46,070

Loss from Operations	(59,937)	46,070

Interest Expense	(10,435)	(10,435)

Net (Loss)	$70,372	$(56,505)

Earnings Per Share
Basic	$.09	$(.04)

Weighted Average Shares Outstanding	1,665,034	1,505,034

The accompanying notes are an integral part of these Financial Statements.

QSB/A - 5 - June

SAFARI ASSOCIATES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	2006	2005
	(Unaudited)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	$100,984	$(108,636)
Adjustment to Reconcile Net (Loss) to
net cash used in operating activities
Depreciation	-	1,148
Loss on disposition of property and equipment	-	2,217

Changes in Operating Assets and Liabilities
Prepaid Expenses and Other Assets	-	7,910
Accounts Payable	5,986	21,410
Accrued Expenses	14,870	50,017

Net Cash Used in Operating Activities	(80,128)	(25,944)

CASH FLOWS FROM FINANCING ACTIVITIES:
Loans From Stockholders	79,854	26,000

Net Cash Provided by Financing Activities	79,854	26,000

Net Increase (Decrease) in Cash	(274)	56

Cash - Beginning of Period	7,514	2,668

Cash - End of Period	$7,240	$2,724

The accompanying notes are an integral part of these Financial Statements.

QSB/A - 6 - June

SAFARI ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following financial information is submitted in response to the requirements of Form 10-QSB and does not purport to be financial statements prepared in accordance with generally accepted accounting principles. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, although Safari Associates, Inc. and subsidiaries (the “Company") believes the disclosures that are made are adequate to make the information presented not misleading. Further, in the opinion of the management, the interim financial statements reflect fairly the financial position and results of operations for the periods indicated.

It is suggested that these interim consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company's Form 10KSB containing the Company's audited financial statements as of and for the year ended December 31, 2005 filed with the Securities and Exchange Commission. The results of operations for the six months ended June, 2006 are not necessarily indicative of results to be expected for the entire fiscal year ending December 31, 2006.

NOTE 1 - DESCRIPTION OF BUSINESS

Safari Associates, Inc. (the “Company”), a Utah Corporation was incorporated on July 30, 1980. The Company has eight wholly owned subsidiaries; Safari Group Safety Products, Inc., Safari Camera Corporation, Photography For Evidence, Inc., Impact Dampening Technology, Inc., Safari Target Corporation, Shoothru, Inc., Safari Boat Company, and Safari Lure Company. All of the subsidiaries are inactive.

New management of the Company changed its business strategy and is currently seeking a merger candidiate.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION
The accompanying consolidated financial statements include the accounts of the Company and all its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

PROPERTY AND EQUIPMENT
Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. The cost of maintenance and repairs is charged to operations as incurred.

INCOME TAXES
The Company records deferred income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and income tax basis of the Company's assets and liabilities. An allowance is recorded, based on currently available information, when it is more likely than not that any or all of a deferred tax asset will not be realized. The provision for income taxes include taxes currently payable, if any, plus the net change during the period presented in deferred tax assets and liabilities recorded by the Company

PER SHARE DATA
The Company has adopted the standards set by the Financial Accounting Standards Board and computes earnings per share data in accordance with SFAS No. 128 "Earning per Share." The basic per share data has been computed on the loss for the period divided by the weighted average number of shares of common stock outstanding.. All potentially dilutive securities have been included in the calculation of earnings per share-diluted.

ESTIMATES AND ASSUMPTIONS
Preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses at the balance sheet date and for the periods then ended. Actual results could differ from these estimates

NOTE 3 - SUPPLEMENTAL CASH FLOW STATEMENT DISCLOSURES
Non Cash Transactions                                         2006
Stock issued for payment of obligation        $ 98,500
Shareholder loan contributed and transferred to Additional Paid-In Capital                                $103,237
Accrued Compensation Contributed to Additional Paid-In Capital                                               $217,000

QSB/A - 7 - June

SAFARI ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -FORMER DEVELOPMENT STAGE COMPANY

The Company was previously a development stage company. As of April 1, 2006, with new management, the Company decided to cease all future research and development activities and, therefore no longer considers itself to be a development stage Company.

NOTE 5 - INCOME TAXES

There is no provision for federal or state income taxes for the periods ended June 30, 2006 and 2005 since the Company has incurred operating losses. Additionally, the Company has reserved fully for any potential future tax benefits resulting from its carry forward operating losses. Deferred tax assets at June 30, 2006 and 2005 consist of the following:
                                                                                                              2006                        2005
Net Operating Loss Carry forward   $1,210,000  $1,200,000
Valuation Allowance                                                    (1,210,000)             (1,200,000)
                                                                                                        $            -0-              $            - 0 - .

As of December 31, 2005, the Company had a net unused operating loss carry forward of approximately $3,300,000 which expires in various years 2008 through 2024.

Note 6 - NOTES PAYABLE

Convertible Notes Payable

On December 20, 2000, one of the creditors of the Company agreed to receive a note from the Company in the amount of $45,000 payable on December 19, 2002, together with interest thereon at the rate of 8% per annum. Commencing one year from the date of the note, the creditor may convert any portion of the note into restricted share of common stock in the Company at a conversion rate of $.15 per share. The note has been extended on a month-to-month basis by mutual consent of the parties.
On August 9, 2001, the Company and three shareholders agreed to convert a total of $460,500 of accrued expenses, deferred compensation, and loan payable stockholder into convertible notes. The convertible notes were for a two year period with interest at the rate of 8% per annum, payable quarterly commencing December 1, 2001 until they mature on August 9, 2003. The notes are convertible into restricted shares of common stock at a conversion rate of $.25 per share. The notes have been extended on a month to month basis by mutual consent of the parties.

All of the above convertible notes plus accrued interest on those notes have been acquired by a group of non affiliated investors.

Notes Payable

The Company borrowed a total of $15,000 from two individual investors. The notes were for a term of four months with interest to be accrued at the rate of 8% and 9% per annum. The notes have been extended on a month-to-month basis by mutual consent of the parties.

NOTE 7- LOANS STOCKHOLDERS

During the six months ended June 30, 2006, Mrs. Berger, a major stockholder of the Company, was repaid $7,475 which reduced the Company obligation to $103,237. During the period ended June 30, 2006, Mrs. Berger forgave the debts owed to her and the obligation was reclassified to additional paid- in capital.

QSB/A - 8 - June

SAFARI ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the six months ended June 30, 2006, Mr. Henry Steeneck, a stockholder of the Company, loaned the Company $1,192 for a total of $146,592.

During the six months June 30, 2006 Mr. Zirk Engelbrecht, President of the Company, loaned the Company $86,137.

The loans from the stockholders and officer have been used to provide the Company with working capital and are non interest bearing and payable on demand.

NOTE 8-COMMON STOCK

During the period ended June 30, 2006, the Company issued 160,000 shares of the Company’s restricted common stock in exchange for the release of $98,500 of accrued expenses. In addition the Company recorded as additional paid in capital $103,237, which included forgiveness of $103,237 in loans from Mrs. Berger, and additional paid in capital of $217,000 for the forgiveness of accrued compensation owed to the Former President of the Company, Morton Berger.

NOTE 9-COMMITMENTS & CONTINGENCIES

Product Liability

Certain of the Company's proposed products will be in the safety field where the Company could be subject to claims from injuries resulting from use of the Company's products. Recent developments in the insurance industry have reduced the availability and increased the cost of liability insurance coverage. At present, the Company does not have any liability insurance.

NOTE 10 - GOING CONCERN

As of June 30, 2006, the Company had a working capital deficit and a stockholder's deficit of $1,323,798.. In addition, the Company has no significant operations to sustain themselves. In 2003, the Company changed its strategy from a manufacturing and sales operation to perform research and development on products that have a patent and other products which may be patentable. Prior to March 31, 2006 the Company ceased all future research and development and decided to go in a new direction and is currently seeking a merger candidate. For the past few years such individuals have provided most of the working capital for the Company. The above facts and circumstances raise substantial doubt about the Company's ability to continue as a going concern.

The Company is currently exploring different methods of raising additional equity capital through private placements or by other means. There is no assurance that the Company will be successful in its efforts to raise additional capital. Even if the Company is successful in raising additional capital, there is no assurance that it will be sufficient for the Company to be able to continue as a going concern..

QSB/A - 9 - June

Item 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

During late fiscal 2003 and into fiscal 2004, the Company decided to change its strategy from the manufacture of disposable cameras, recoil pads and targets to concentrate on research and development of other products to be used to increase safety in the event of hostile fires.

The Company was developing and testing two new safety devices intended to save lives in the event of hostile fire. On March 7, 2006, Mr. Morton Berger, President and Chairman of the Board of the Company, passed away after a long illness and Mr. Zirk Engelbrecht was appointed as President of the Company. The Company ceased all future research and development activities and decided to go in a new direction and is currently seeking a merger candidate. In addition, for the period ended March 31, 2006, there was been a change in the Chairman of the Board of Directors and President of the Company. For the past few years, former management and shareholders have provided most of the working capital for the Company.

Operating expenses for the six months ended June 30, 2006 were $72,936 compared to $47,535 for the six months ended June 30, 2005. General and administrative expenses include $60,000 in legal expenses and $7,000 in accounting expense and the balance of $5,936 in other administrative expenses.. In the prior year general and administrative expenses included $26,000 in officers’ compensation, $14,000 in accounting and $7,535 of other administrative expenses. The decrease in officers’ compensation was due to the death of the former chairman of the Company. Legal expenses of $60,000 incurred during the six months ended June 30, 2006 included an initial retainer agreement, review of prior filings and negotiations related to prior debts incurred by the Company. Research and development costs during the period were $7,178, a decrease of $30,722 from the six months ended June 30, 2005, as the Company has ceased all future research and development activities. The Company has eliminated all but necessary expenses which include legal and accounting for the filing of quarterly reports.

Interest expense for the six months ended June 30, 2006 and 2005 was $20,870.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2006, the current liabilities exceeded the current assets by $1,323,798.. The Company has primarily relied on the proceeds of stockholder and officer loans to fund operations.

The Company is currently exploring different methods of raising additional equity capital through a private placement or other means. There is no assurance that the Company will be successful in its efforts to raise additional equity capital. Even if the Company is successful in raising additional capital, there is no assurance that it will be sufficient for the Company to be able to continue as a going concern.

Off Balance Sheet Arrangements
The Company does not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on its financial condition, revenues, and results of operations, liquidity or capital expenditures.

ITEM 3. CONTROLS AND PROCEDURES.
The Company's Chief Executive Officer and Chief Financial Officer (or those persons performing similar functions), after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended) as of a date within 90 days before the filing date of this quarterly report (the "Evaluation Date"), have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective to ensure the timely collection, evaluation and disclosure of information relating to the Company that would potentially be subject to disclosure under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated there under. There were no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls subsequent to the Evaluation Date.

PART II - OTHER INFORMATION

ITEM 1 Legal Proceeding
None

ITEM 2 Changes in Securities and Use of Proceeds
None.

ITEM 3 Defaults upon Senior Securities
None.

ITEM 4 Submissions of Matters to a Vote of Security Holders
None.

ITEM 5 Other Information
None.

ITEM 6 Exhibits and Reports on Form 8-K
(a) Exhibits

31.1 Certification by Zirk Engelbrecht President pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification by Zirk Engelbrecht President pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(b) Reports on Form 8-K dated, April 7, 2006, and May 10, 2006.

SIGNATURES

In accordance with the requirements of the Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAFARI ASSOCIATES, INC.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: August 10, 2006 By: /s/ Zirk Engelbrecht Zirk Engelbrecht Chief Executive Officer & Chairman

QSB/A - 10 - June

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 13a-14 AND 15d-14 UNDER
THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, Zirk Engelbrecht, Chief Executive Officer of Safari Associates, certify that:
I have reviewed this quarterly report on Form 10 QSB of Safari Associates, Inc.;

1.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

2.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of, and for, the periods presented in this Report;

4. I and the other certifying officers of the Company are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including any consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

(b) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

(c) Disclosed in this Report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5. I and the other certifying officers have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and to the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Dated: August 10, 2006  By:  /s/ Zirk Engelbrecht
            Zirk Engelbrecht
            Chief Financial Officer & Chief Executive Officer

QSB/A - 11 - June

EXHIBIT 32.1
CERTIFICATE PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Safari Associates, Inc. (the “Company”) on Form 10QSB for the quarter ended in June 30, 2006 as filed with the Securities & Exchange Commission (the “Report”), each of the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report Fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 10, 2006  By:  /s/ Zirk Engelbrecht
            Zirk Engelbrecht
            Chief Financial Officer & Chief Executive Officer

QSB/A - 12 - June